Exhibit 99.4

THIRD AMENDMENT

TO THE

NISOURCE INC. RETIREMENT SAVINGS PLAN

Background Information

A. NiSource Inc. (“NiSource”) is the Plan Sponsor of the NiSource Inc. Retirement Savings Plan, amended and restated effective as of January 1, 2014 (the “Plan”).

B. The NiSource Benefits Committee (the “Committee”), acting on behalf of NiSource as the Plan Sponsor, has the power to amend and modify the Plan pursuant to Article XIV thereof.

C. The Committee desires to amend the Plan, as of the date set forth herein, to incorporate provisions relating to the liquidation of the Columbia Pipeline Group stock fund (which is included in the Plan as a frozen investment option as a result of the July 1, 2015 corporate spin-off of by NiSource of its pipeline and transmission business, comprised of Columbia Pipeline Group, Inc. and its related entities, as an independent entity) as an investment option in the Plan.

Plan Amendment

1. The Company, as Plan Sponsor, hereby amends Section 8.04 of the Plan, regarding Investment Funds, effective as of February 24, 2016 by the addition of a new paragraph at the end of the Section to read as follows:

Notwithstanding the foregoing, the Columbia Pipeline Group Stock Fund held in the Plan as a frozen investment option as a direct result of the corporate spin-off of Columbia Pipeline Group, Inc. to the shareholders of the Company (including shareholders within the Plan through the Company Stock Fund) on July 1, 2015 shall be removed as an investment option effective as of 4:00 p.m. Eastern time on June 30, 2016 and shall not thereafter be offered as an investment option under the Plan.

2. All other provisions of the Plan shall remain unchanged.

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The Committee has caused this Third Amendment to the NiSource Inc. Retirement Savings Plan to be executed on its behalf, by one of its members duly authorized, to be effective as of such date as set forth in this amendment.

NISOURCE BENEFITS COMMITTEE

By:
Date: